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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 22 )*

                          Tesoro Petroleum Corporation
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                                (Name of Issuer)

                   Common Stock, par value $.16-2/3 per share
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                         (Title of Class of Securities)

                                    88160910
                             -----------------------
                                 (CUSIP Number)

            John C. Kelsh, Esq., Metropolitan Life Insurance Company
             One Madison Avenue, New York, NY 10010 (212-578-3437)
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               (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 1994
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         This Amendment No. 22 supplements and amends the Statement on Schedule
13D (the "Statement on Schedule 13D") filed with the Securities and Exchange Commission on February 27, 1985, as it has been amended from time to time thereafter, by Metropolitan Life Insurance Company ("Metropolitan") with respect to the shares of common stock, par value $.16-2/3 per share, issued by Tesoro Petroleum Corporation (the "Issuer"), a Delaware corporation.
Capitalized terms used herein without a definition have the meanings ascribed to them in the Statement on Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.
Item 4.  Purpose of Transaction.
Item 5.  Interest in Securities of the Issuer.
Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

         At the Issuer's 1993 Annual Meeting of Stockholders held on February 9, 1994, the Issuer's shareholders approved the Issuer's recapitalization plan and certain amendments to the Issuer's Certificate of Incorporation. As a result of the consummation of such recapitalization plan and the adoption of such amendments, certain agreements (referenced in the next sentence) reflected in the Memorandum of Understanding with respect to MetLife-Louisiana's holdings of $2.20 Preferred have become effective, and the Issuer issued to MetLife-Louisiana an additional 1,900,075 shares of the Issuer's common stock, par value $.16-2/3 per share (the "Common Stock"). Pursuant to or in connection with the Memorandum of Understanding, MetLife-Louisiana entered into the following agreements with the Issuer, each dated February 9, 1994: (1) a Registration Rights Agreement, a copy of which is being filed as Exhibit T to the Statement on Schedule 13D and is incorporated herein by reference; (2) a Stock Purchase Agreement, a copy of which is being filed as Exhibit U to the Statement on Schedule 13D and is incorporated herein by reference; and (3) a Call Option Agreement, a copy of which is being filed as Exhibit V to the Statement on Schedule 13D and is incorporated herein by reference.

         After giving effect to the recapitalization, MetLife-Louisiana is now the owner of 100% of the issued and outstanding shares of $2.20 Preferred and approximately 18% of the Common Stock (4,084,160 shares).





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Item 7.  Material to be filed as Exhibits.

         Item 7 of the Statement on Schedule 13D is hereby amended by the addition of the following exhibits:

         Exhibit T - Registration Rights Agreement, dated February 9, 1994, between the Issuer and MetLife-Louisiana.

         Exhibit U - Stock Purchase Agreement, dated February 9, 1994, between the Issuer and MetLife-Louisiana.

         Exhibit V - Call Option Agreement, dated February 9, 1994, between the Issuer and MetLife-Louisiana.





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                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         METROPOLITAN LIFE INSURANCE COMPANY
                                         and on behalf of MetLife Security
                                         Insurance Company of Louisiana
                                         (formerly known as Charter Security
                                         Life Insurance Company (Louisiana))


                                         By:/s/ John C. Kelsh
                                            --------------------------------
                                             John C. Kelsh
                                             Vice President and
                                             Investment Counsel



February 14, 1994





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                                 EXHIBIT INDEX

                 Set forth below is the Exhibit applicable to this Amendment No. 22 and its location herein:

                 Exhibit                                      Page Herein

Exhibit T - Registration Rights
Agreement, dated February 9,
1994, between the Issuer and
MetLife-Louisiana                                                      6

Exhibit U - Stock Purchase
Agreement, dated February 9,
1994, between the Issuer and
MetLife-Louisiana                                                     21

Exhibit V - Call Option
Agreement, dated February 9,
1994, between the Issuer and
MetLife-Louisiana                                                     22





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